Free Writing Prospectus

Dated September 25, 2025

Filed Pursuant to Rule 433

Registration Statement Nos. 333-290139 and 333-290141

Fossil Group, Inc.

On September 23, 2025, Fossil Group, Inc. (the “Company”) filed pre-effective amendments to its Registration Statement on Form S-3 (Registration Statement No. 333-290139) (the “S-3 Registration Statement”) and its Registration Statement on Form S-4 (Registration Statement No. 333-290141) (together with the S-3 Registration Statement, the “Registration Statements”) to update and supplement certain disclosures in its preliminary prospectus dated September 9, 2025 pursuant to an amended preliminary prospectus dated September 23, 2025 (the “Amended Preliminary Prospectus”). The Amended Preliminary Prospectus is identical in each of the Registration Statements and may be accessed through the following links: https://www.sec.gov/Archives/edgar/data/883569/000119312525213555/d51407ds3a.htm or https://www.sec.gov/Archives/edgar/data/883569/000119312525213561/d65181ds4a.htm.

The changes in the Amended Preliminary Prospectus include, among others, changes relating to the addition of Fossil Europe B.V., Fossil Group Europe GmbH and Swiss Technology Holding GmbH as obligors under the ABL Facility (as defined herein) and as subsidiary guarantors of the Company’s 9.500% First-Out First Lien Secured Senior Notes due 2029 and the Company’s 7.500% Second-Out Second Lien Secured Senior Notes due 2029 to be issued by the Company as contemplated in the Registration Statements.

This free writing prospectus summarizes the material amendments and supplements contained in the Amended Preliminary Prospectus.

Defined terms used herein but not defined herein have the meanings assigned to them in the Amended Preliminary Prospectus.

The Company has filed the Registration Statements (including the Amended Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) related to the offerings to which this communication relates. Before you invest, you should read the Amended Preliminary Prospectus dated September 23, 2025 in the Registration Statements (see Registration Nos. 333-290139 and 333-290141) and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC website (www.sec.gov). Alternatively, Epiq Corporate Restructuring, LLC will arrange to send you the Amended Preliminary Prospectus if you request it by emailing registration@epiqglobal.com (with the subject line to include “Fossil”) or via phone at +1 (646) 362-6336. Any questions regarding the terms of the transactions contemplated by the Registration Statements may be directed to Cantor Fitzgerald & Co., as dealer manager, via email at Ian.Brostowski@cantor.com (with the subject line to include “Fossil”) or phone at +1 (212) 829-7145; Attention: Tom Pernetti and Ian Brostowski.

SUMMARY

Corporate Structure

The following diagram depicts (on a condensed basis) our anticipated corporate structure after giving effect to the Transactions and assumes 100% participation in the Exchange Offer, the Rights Offering and the Consent Solicitation:

(1)	Fossil Group, Inc. is the issuer of the New Notes and is also a borrower and the borrower representative under the ABL Credit Agreement. See “Description of Certain Other Indebtedness—ABL Facility.”
(2)	Fossil Global Holdings, Inc. is expected to guarantee the New Notes and is currently a guarantor under the ABL Credit Agreement.
(3)

As of the date hereof, includes Fossil Intermediate, Inc., Fossil Partners, L.P., Fossil Stores I, Inc. and Fossil Trust, all of which are expected to guarantee the New Notes. Fossil Partners, L.P. is also a borrower under the ABL Credit Agreement. Fossil Intermediate, Inc., Fossil Stores I, Inc. and Fossil Trust are currently guarantors under the ABL Credit Agreement.

(4)

As of the date hereof, includes Fossil Canada Inc., Fossil Europe B.V. and Swiss Technology Holding GmbH, all of which are expected to guarantee the New Notes. Fossil Canada Inc. is also a borrower under the ABL Credit Agreement. Fossil Europe B.V. and Swiss Technology Holding GmbH are currently guarantors under the ABL Credit Agreement.

(5)

As of the date hereof, includes Fossil (Europe) GmbH, Fossil Group Europe GmbH, Fossil (UK) Limited and Fossil (UK) Holdings Limited, all of which are expected to guarantee the New Notes. Fossil (Europe) GmbH and Fossil Group Europe GmbH are also borrowers under the ABL Credit Agreement. Fossil (UK) Limited and Fossil (UK) Holdings Limited are currently guarantors under the ABL Credit Agreement.

Revisions and Additions to

RISK FACTORS

Risks Related to the New Notes, Our Guarantees and Our Indebtedness

Despite our indebtedness levels on the Settlement Date after giving effect to the Transactions, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the Credit Agreement that governs the ABL Facility and indentures governing the New Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness that may be incurred in compliance with these restrictions could be substantial. If we incur additional debt above the levels that will be in effect on the Settlement Date after giving effect to the Transactions, the risks associated with our leverage, including those described above, would increase. In addition, as of the date hereof, we had $9.1 million of availability to incur additional secured indebtedness under our ABL Facility. Further, the restrictions in the indentures governing the New Notes and the Credit Agreement that governs the ABL Facility will not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined in such debt instruments.

If the Restructuring Transactions are not successfully completed, the lenders under the ABL Facility may accelerate the ABL Facility obligations and terminate their commitments thereunder.

The Restructuring Transactions (as defined in the ABL Facility) are required to occur by December 30, 2025; if the Restructuring Transactions are not consummated on or before such date, an event of default shall occur thereunder. The occurrence of such event of default will permit the lenders under the ABL Facility to accelerate the ABL Facility obligations and terminate their commitments thereunder which will impair the Company’s access to necessary liquidity. See “Description of Certain Other Indebtedness.”

There are additional limitations on guarantees and security interests provided by our Swiss Guarantors.

Payment obligations, liabilities, grants of security and/or indemnifications by each Swiss Guarantor under any guarantees or security documents or other document in connection with the New Notes in respect of obligations of the Company and each relevant Swiss Guarantor’s other affiliates (other than direct or indirect wholly-owned subsidiaries of such Swiss Guarantor) (so-called “Upstream/Cross-Stream Obligations”) are subject to certain limitations and requirements under Swiss laws. Moreover, Upstream/Cross-Stream Obligations must be within the corporate purpose and interest of each relevant Swiss Guarantor and must not result in a repayment of its legally protected capital or other non-permitted distribution of assets. As a result, each Swiss Guarantor’s payment obligations, liabilities, security granted by it and/or indemnifications under any guarantees or security documents or other documents in connection with the New Notes in respect of Upstream/Cross-Stream Obligations could be materially reduced or eliminated altogether. See “Limitations on Validity and Enforceability of the Guarantees and the Security Interests and Certain Insolvency Considerations—Switzerland.”

Payments in respect of the New Notes, the guarantees in respect thereof, and/or the security documents might become subject to Swiss withholding taxes.

Payments under and/or the application of the proceeds of enforcement of payment obligations (including guarantees), liabilities, grants of security and/or indemnifications by each Swiss Guarantor under any guarantee or the security document or other document in connection with the New Notes in respect of obligations of each relevant Swiss Guarantor’s affiliates (other than direct or indirect wholly-owned subsidiaries of such Swiss Guarantor) may be subject to Swiss withholding tax at a rate of 35% (or such other rate as in force from time to time), which must, as a rule, be deducted from the gross payment.

Under Swiss law, any obligation to gross-up, indemnify or otherwise hold harmless the holders of the New Notes for the deduction of Swiss withholding tax may not be valid and, thus, may prejudice the enforceability of any such provision described in this prospectus or contained in any other documentation related to the New Notes.

In addition, any obligation to gross-up, indemnify or otherwise hold harmless the holders of the New Notes for the deduction of Swiss withholding tax in connection with Upstream/Cross-Stream Obligations granted by each Swiss Guarantor would in any case be limited to the amount of the freely distributable equity of such Swiss Guarantor.

In cases of insolvency of the Dutch Guarantor, the rights of pledges to the Notes Collateral Agent may not be effective in all respects.

Under or pursuant to the Dutch pledge agreements, various rights of pledge (pandrechten) will be granted by the Dutch Guarantor to the Notes Collateral Agent. On the basis of these pledges, the Notes Collateral Agent can exercise the rights afforded by Dutch law to pledgees notwithstanding any Dutch bankruptcy or Dutch suspension of payments of the Dutch Guarantor.

However, any Dutch bankruptcy or Dutch suspension of payments involving the Dutch Guarantor would affect the position of the Notes Collateral Agent as pledgee in some respects, the most important of which are: (i) payments made by debtors to the Dutch Guarantor after Dutch bankruptcy or Dutch suspension of payments of the Dutch Guarantor will form part of the bankruptcy estate of the Dutch Guarantor, (ii) a mandatory “cool-off” period of up to four (4) months may apply under the CERP or in case of Dutch bankruptcy or Dutch suspension of payments involving the Dutch Guarantor, which, if applicable would delay the exercise (uitwinnen) of any right of pledge, and (iii) the Dutch Guarantor may be obliged to enforce its right of pledge within a reasonable period following Dutch bankruptcy as determined by the judge-commissioner (rechter-commissaris) appointed by the court in case of bankruptcy of the Dutch Guarantor.

To the extent the receivables pledged by the Dutch Guarantor to the Notes Collateral Agent are future receivables, the right of pledge on such future receivables cannot be invoked against the estate of the Dutch Guarantor, if such future receivables come into existence after the Dutch Guarantor has been subjected to Dutch insolvency proceedings. It is noted that some of the assets pledged by the Dutch Guarantor under the Dutch pledge agreement should probably be regarded as future receivables.

With respect to a Dutch law right of pledge granted to the Notes Collateral Agent, the creation, perfection and enforcement of such a pledge are subject to Dutch law. Under Dutch law, the enforcement of a right of pledge is subject to specific statutory requirements and procedures. In the event of a default under the relevant financing arrangements, the Notes Collateral Agent may seek to enforce its right of pledge. However, enforcement may be subject to delays and uncertainties, including but not limited to:

•

statutory procedures: enforcement typically requires a public sale (auction) of the pledged shares, unless a private sale is permitted by the court or with the consent of all relevant parties. The process may be time-consuming and subject to judicial oversight;

•

valuation and sale: the value realized upon enforcement may be less than the market value of the pledged assets or the amount outstanding under the secured obligations, particularly if the sale is conducted under distressed circumstances;

•	third-party rights: other creditors or stakeholders may assert competing claims or rights, which could affect the priority or effectiveness of the right of pledge;

•

legal and practical uncertainties: changes in Dutch law, court interpretations, or administrative practices may affect the enforceability or effectiveness of the right of pledge, and there may be practical difficulties in effecting a transfer of a pledged asset to a third party; and

•

with a right of pledge over the shares in the capital of the Dutch Guarantor: the contents of the articles of association of the Dutch Guarantor should be taken into account when enforcing such pledge, which could delay or complicate enforcement.

SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

Pursuant to the indentures governing the New Notes, the New Notes will be jointly and severally, and unconditionally guaranteed on a senior secured basis, by Fossil Canada Inc., Fossil (Europe) GmbH, Fossil Global Holdings, Inc., Fossil Intermediate, Inc., Fossil Partners, L.P., Fossil Stores I, Inc., Fossil Trust, Fossil (UK) Limited, Fossil (UK) Holdings Limited , Fossil Europe B.V., Fossil Group Europe GmbH and Swiss Technology Holding GmbH, all wholly owned subsidiaries of the Company, and, if required pursuant to the applicable indenture, certain other future subsidiaries of the Company. See “Description of the First-Out Notes” and “Description of the Second-Out Notes.”

The following tables present the summarized financial information specified in Rule 1-02(bb)(1) of Regulation S-X for the Company and each Guarantor on a combined basis. The summarized financial information has been prepared in accordance with Rule 13-01 of Regulation S-X. Intercompany balances and transactions among the Company and the Guarantors have been eliminated. Amounts attributable to the investment in consolidated subsidiaries of the Company that have not issued or guaranteed the New Notes have been excluded. Amounts due to, amounts due from, and transactions with non-obligor subsidiaries are separately disclosed, as applicable.

Combined Parent and Guarantor Subsidiaries Summarized Results of Operations

(in thousands)	27 Weeks Ended July 5, 2025	52 Weeks Ended December 28, 2024
Revenues	$288,733	$748,887
Revenue from non-obligor subsidiaries	28,639	78,217
Total selling, general and administrative expenses	192,292	487,319
Operating income	(51,928)	(169,010)
Gain (loss) from equity method investment	239	(12)
Income (loss) before income taxes	(69,326)	(211,294)
Net income (loss)	(74,725)	(211,155)
Net income (loss) attributable to Fossil Group, Inc. and guarantor subsidiaries	(74,610)	(206,499)

Combined Parent and Guarantor Subsidiaries Summarized Balance Sheet

(in thousands)	As of July 5, 2025	As of December 28, 2024
Assets
Amounts due from non-obligor subsidiaries	$150,795	$156,120
Current assets	274,081	304,501
Non-current assets due from nonconsolidated entities	1,544	1,143
Non-current assets including amounts due from nonconsolidated entities	141,259	145,980
Liabilities and equity
Amounts due to non-obligor subsidiaries	$341,943	$303,220
Current liabilities	119,200	171,840
Non-current liabilities	265,282	266,203
Noncontrolling interest	(16,591)	(16,476)

DESCRIPTION OF THE FIRST-OUT NOTES

General

The First-Out Notes

The First-Out Notes are general senior obligations of Fossil and will:

•	mature on January 1, 2029;

•	be unconditionally Guaranteed on a senior basis by each Guarantor, subject to the Guaranty and Security Principles (as defined below). See “ —Note Guarantees”;

•	be issued in denominations of $1.00 and integral multiples of $1.00 in excess thereof;

•

be secured by Liens on all or substantially all assets of Fossil, including first-priority Liens on Notes Priority Collateral and second-priority Liens on ABL Priority Collateral, in each case, to the maximum extent permitted by law, subject to the Guaranty and Security Principles and any applicable Intercreditor Agreement;

•	rank equally in right of payment with any existing and future senior Indebtedness of Fossil;

•

be effectively senior to (i) all unsecured Indebtedness and any future junior lien priority Indebtedness of Fossil to the extent of the value of the Collateral (after giving effect to any Permitted Liens) and (ii) the ABL Indebtedness with respect to the value of Notes Priority Collateral;

•	be effectively equal to Fossil’s Obligations under any Pari Passu Secured Indebtedness;

•	be effectively junior to the ABL Indebtedness with respect to the value of the ABL Priority Collateral;

•

be senior in right of payment to any future Subordinated Obligations of Fossil, including the Second-Out Notes and the 2026 Notes, subject to the ABL Intercreditor Agreement and the First-Out/ Second-Out Intercreditor Agreement, as applicable; and

•	be structurally subordinated to all liabilities of any Non-Guarantor Subsidiary.

The designation of a Subsidiary as an “unrestricted subsidiary” or similar Subsidiary that is not subject to the covenants summarized under “ —Certain Covenants” or the Events of Default summarized under “ —Events of Default” is not permitted under the First-Out Notes Indenture, and all of our Subsidiaries are expected to be subject to the restrictive covenants in the First-Out Notes Indenture, as applicable.

As of July 5, 2025, after giving effect to the Exchange Offer and the Rights Offering (assuming 100% participation in the Exchange Offer and the Rights Offering) and the Supporting Holders Exchange (including the related private placement) and the use of proceeds therefrom:

•	we would have had approximately $180 million of total Indebtedness (consisting of the First-Out Notes);

•	we would have had approximately $30 million of undrawn commitments under the ABL Facility; and

•

our Non-Guarantor Subsidiaries would have had approximately $186 million of liabilities (including debt and trade payables but excluding intercompany liabilities), all of which would have been structurally senior to the First-Out Notes.

Although the First-Out Notes Indenture will restrict the incurrence of additional Indebtedness, these restrictions are and will be subject to a number of qualifications and exceptions and the additional Indebtedness incurred in compliance with these restrictions could be substantial.

The Note Guarantees

Each of the Note Guarantees will:

•	be a general senior obligation of each Guarantor;

•

be secured by Liens on all or substantially all assets of the Guarantors, including first-priority Liens on Notes Priority Collateral and second-priority Liens on ABL Priority Collateral, in each case, to the maximum extent permitted by law, subject to the Guaranty and Security Principles and any applicable Intercreditor Agreement

•	rank equally in right of payment with any existing and future senior Indebtedness of each such Guarantor;

•

be effectively senior to (i) all unsecured Indebtedness and any future junior lien priority Indebtedness of each such Guarantor to the extent of the value of the assets of such Guarantor that are Collateral (after giving effect to any Permitted Liens) and (ii) the ABL Indebtedness with respect to the value of Notes Priority Collateral;

•	be effectively equal to each such Guarantor’s Obligations under any Pari Passu Secured Indebtedness;

•	be effectively junior to the ABL Indebtedness with respect to the value of the ABL Priority Collateral;

•	be senior in right of payment to any future Guarantor Subordinated Obligations of the applicable Guarantor; and

•	be structurally subordinated to all liabilities of any Non-Guarantor Subsidiary.

Although the First-Out Notes Indenture will limit the amount of Indebtedness that Fossil and its Subsidiaries may Incur, they may Incur additional Indebtedness, a portion of which may be secured or structurally senior to the First-Out Notes.

For the fiscal year ended December 28, 2024, Fossil’s Non-Guarantor Subsidiaries would have represented approximately 35% of our third-party net sales. As of July 5, 2025 after giving effect to the Exchange Offer, the Rights Offering, and the Supporting Holders Exchange (including the related private placement), Fossil’s Non-Guarantor Subsidiaries would have represented approximately 40% of our total assets (excluding intercompany assets) and had approximately $186 million of total liabilities, including debt and trade payables but excluding intercompany liabilities.

DESCRIPTION OF THE SECOND-OUT NOTES

General

The Second-Out Notes

The Second-Out Notes are general senior obligations of Fossil and will:

•	mature on June 30, 2029;

•	be unconditionally Guaranteed on a senior basis by each Guarantor, subject to the Guaranty and Security Principles (as defined below). See “—Note Guarantees”;

•	be issued in denominations of $1.00 and integral multiples of $1.00 in excess thereof;

•

be secured by Liens on all or substantially all assets of Fossil, including second-priority Liens on Notes Priority Collateral and third-priority Liens on ABL Priority Collateral, in each case, to the maximum extent permitted by law, subject to the Guaranty and Security Principles and any applicable Intercreditor Agreement;

•	rank equally in right of payment with any existing and future senior Indebtedness of Fossil other than the First-Out Notes;

•

be effectively senior to (i) all unsecured Indebtedness and any future junior lien priority Indebtedness of Fossil (other than any junior lien priority Indebtedness that ranks pari passu with the Second-Out Notes) to the extent of the value of the Collateral (after giving effect to any Permitted Liens) and (ii) the ABL Indebtedness with respect to the value of Notes Priority Collateral;

•	be effectively equal to Fossil’s Obligations under any Pari Passu Secured Indebtedness;

•	be effectively junior to the ABL Indebtedness with respect to the value of the ABL Priority Collateral;

•	be senior in right of payment to any future Subordinated Obligations of Fossil, including the 2026 Notes;

•	be junior to the First-Out Notes, subject to the First-Out/Second-Out Intercreditor Agreement; and

•	be structurally subordinated to all liabilities of any Non-Guarantor Subsidiary.

The designation of a Subsidiary as an “unrestricted subsidiary” or similar Subsidiary that is not subject to the covenants summarized under “ —Certain Covenants” or the Events of Default summarized under “ —Events of Default” is not permitted under the Second-Out Notes Indenture, and all of our Subsidiaries are expected to be subject to the restrictive covenants in the Second-Out Notes Indenture, as applicable.

As of July 5, 2025, after giving effect to the Exchange Offer and the Rights Offering (assuming 100% participation in the Exchange Offer and the Rights Offering) and the Supporting Holders Exchange (including the related private placement) and the use of proceeds therefrom:

•	we would have had approximately $180 million of total Indebtedness (consisting of the First-Out Notes);

•	we would have had approximately $30 million of undrawn commitments under the ABL Facility; and

•

our Non-Guarantor Subsidiaries would have had approximately $186 million of liabilities (including debt and trade payables but excluding intercompany liabilities), all of which would have been structurally senior to the First-Out Notes.

Although the Second-Out Notes Indenture will restrict the incurrence of additional Indebtedness, these restrictions are and will be subject to a number of qualifications and exceptions and the additional Indebtedness incurred in compliance with these restrictions could be substantial.

The Note Guarantees

Each of the Note Guarantees will:

•	be a general senior obligation of each Guarantor;

•

be secured by Liens on all or substantially all assets of the Guarantors, including second-priority Liens on Notes Priority Collateral and third-priority Liens on ABL Priority Collateral, in each case, to the maximum extent permitted by law, subject to the Guaranty and Security Principles and any applicable Intercreditor Agreement

•	rank equally in right of payment with any existing and future senior Indebtedness of each such Guarantor other than the First-Out Notes;

•

be effectively senior to (i) all unsecured Indebtedness and any future junior lien priority Indebtedness of each such Guarantor (other than any junior lien priority Indebtedness that ranks pari passu with the Second-Out Notes) to the extent of the value of the assets of such Guarantor that are Collateral (after giving effect to any Permitted Liens) and (ii) the ABL Indebtedness with respect to the value of Notes Priority Collateral;

•	be effectively junior to the ABL Indebtedness with respect to the value of the ABL Priority Collateral;

•	be senior in right of payment to any future Guarantor Subordinated Obligations of the applicable Guarantor;

•	be junior to the First-Out Notes, subject to the First-Out/Second-Out Intercreditor Agreement; and

•	be structurally subordinated to all liabilities of any Non-Guarantor Subsidiary.

Although the Second-Out Notes Indenture will limit the amount of Indebtedness that Fossil and its Subsidiaries may Incur, they may Incur additional Indebtedness, a portion of which may be secured or structurally senior to the Second-Out Notes.

For the fiscal year ended December 28, 2024, Fossil’s Non-Guarantor Subsidiaries would have represented approximately 35% of our third-party net sales. As of July 5, 2025 after giving effect to the Exchange Offer, the Rights Offering, and the Supporting Holders Exchange (including the related private placement), Fossil’s Non-Guarantor Subsidiaries would have represented approximately 40% of our total assets (excluding intercompany assets) and had approximately $186 million of total liabilities, including debt and trade payables but excluding intercompany liabilities.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

ABL Facility

On August 13, 2025, the Company, as a borrower, and certain of its subsidiaries identified therein as guarantors entered into a Credit Agreement, dated as of August 13, 2025 (the “Credit Agreement”), with the lenders from time to time party thereto (the “Lenders”) and ACF FINCO I LP, as administrative agent on behalf of the Lenders (the “Administrative Agent”) to refinance the Company’s existing secured asset-based revolving credit agreement dated September 26, 2019 (as was amended from time to time). Pursuant to the Credit Agreement, the Lenders have provided new financing commitments to the Company under a new senior secured asset-based ABL Facility (the “ABL Facility”) in an aggregate principal amount of $150 million.

On September 18, 2025, certain subsidiaries of the Company organized in Germany, Switzerland and the Netherlands executed joinders to the existing collateral documentation with respect to the ABL Facility which joinders provided for such entities guaranteeing the Company’s obligations under the ABL Facility and securing such obligations and the guarantees in respect of such obligations with substantially all of the assets of such subsidiaries.

Borrowings under the ABL Facility will bear interest at a rate equal to the applicable floating interest rate plus a margin of 5.00% for term SOFR borrowings and 4.00% for base rate borrowings, payable monthly in arrears. The Company’s obligations under the ABL Facility are guaranteed by certain of the Company’s subsidiaries, and those obligations and the guarantees are secured by substantially all of the assets of the Company and certain of its subsidiaries. The New Notes will also be secured by substantially all of the assets of the Company and such subsidiaries, subject to any applicable intercreditor agreement (including the ABL Intercreditor Agreement and the First-Out/Second-Out Intercreditor Agreement (each as defined herein)). See “Summary of the First-Out Notes” and “Summary of the Second-Out Notes.”

The Credit Agreement includes customary representations and warranties, covenants applicable to the Company and its restricted subsidiaries and events of default. If an event of default under the Credit Agreement occurs, the Lenders may, among other things, declare the outstanding obligations under the Credit Agreement to be immediately due and payable.

The ABL Facility has a maturity date of August 13, 2030, subject to a springing maturity date to the date that is the 91st day prior to the scheduled maturity of any material indebtedness, as defined in the Credit Agreement, if, on such 91st day, such material indebtedness remains outstanding. The New Notes will constitute material indebtedness for this purpose. See “Risk Factors—Risks Related to the New Notes, Our Guarantees and Our Indebtedness—We may be required to repay the ABL Facility prior to its stated maturity date under the Credit Agreement if the springing maturity feature is triggered or otherwise reserve amounts for repayment of indebtedness.”

Continued funding under the ABL Facility is conditional upon the consummation of the Restructuring Transactions (as defined in the ABL Facility) on or before December 30, 2025; if the Restructuring Transactions are not consummated on or before such date, an event of default shall occur thereunder. The occurrence of such event of default will permit the lenders under the ABL Facility to accelerate the ABL Facility obligations and terminate their commitments thereunder which will impair the Company’s access to necessary liquidity. “Risk Factors—Risks Related to the New Notes, Our Guarantees and Our Indebtedness— If the Restructuring Transactions are not successfully completed, the lenders under the ABL Facility may accelerate the ABL Facility obligations and terminate their commitments thereunder.”

As of the date hereof, we had $21.0 million outstanding and $9.1 million of available borrowing capacity under the ABL Facility. As of the date hereof, we were in compliance with all debt covenants related to the ABL Facility.

LIMITATIONS ON VALIDITY AND ENFORCEABILITY OF THE GUARANTEES AND THE SECURITY INTERESTS AND CERTAIN INSOLVENCY CONSIDERATIONS

Netherlands

Insolvency

Where debtors have their center of main interest (as defined in EU Insolvency Regulation) or an “establishment” in the Netherlands they may become subject to Dutch insolvency proceedings governed by Dutch insolvency laws. This is particularly relevant to the Guarantor which is incorporated under the laws of the Netherlands and has its statutory seat (statutaire zetel) in the Netherlands (the “Dutch Guarantor”), and which is therefore presumed (subject to proof to the contrary and exceptions under the Insolvency Regulation) to have its center of main interest in the Netherlands. See “—European Union.”

Dutch insolvency laws differ significantly from insolvency proceedings in the United States and other jurisdictions, and may make it more difficult to recover amounts one would normally expect to recover in a liquidation or bankruptcy proceeding in the United States or another jurisdiction. There are circumstances under Dutch insolvency law in which the granting by a Dutch Guarantor of security and guarantees can be challenged. The following is a brief description of certain aspects of the Dutch insolvency laws.

There are two formal insolvency procedures and one pre-insolvency restructuring procedure under Dutch law in relation to corporations. The first, a suspension of payments (surseance van betaling), is intended as a formal insolvency procedure to facilitate the reorganization of a debtor’s debts and enable the debtor to continue as a going concern. The second, a pre-insolvency restructuring procedure also referred to as the Dutch Scheme (onderhands akkoord) (as defined below), is also intended to facilitate the reorganization of a debtor’s debts whilst, contrary to the formal insolvency procedure, the debtor remains in possession, and enables the debtor to continue as a going concern. The third, bankruptcy (faillissement), is primarily designed as a formal insolvency procedure to liquidate the assets of a debtor and distribute the proceeds thereof to its creditors. In practice a suspension of payments often results in the bankruptcy of the debtor. All insolvency regimes are set forth in the Dutch Bankruptcy Act (Faillissementswet). A general description of the principles of those insolvency regimes is set out below.

Suspension of Payments

Only the debtor can make an application for a suspension of payments, and only if it foresees that it will be unable to continue to pay its debts as they fall due. Once the application has been filed, a court will immediately (dadelijk) grant a provisional suspension of payments and appoint one or more administrators (bewindvoerders). A meeting of creditors is required to decide on the definitive suspension of payments. If a draft composition (ontwerp akkoord) is filed simultaneously with the application for a suspension of payments, the court can order that the composition will be processed before a decision about a definitive suspension of payments. If the composition is accepted and subsequently ratified by the court (gehomologeerd), which ratification will be final and binding (kracht van gewijsde hebben) the provisional suspension of payments ends. The definitive suspension of payments will generally be granted, unless (i) a qualified minority (meaning, more than one-quarter of the amount of claims held by creditors represented at the creditors’ meeting or more than one-third of the number of creditors present at the creditors’ meeting) of the unsecured, non-preferential, creditors declare against it or (ii) if there is a valid fear that the debtor will try to prejudice the creditors during a suspension of payments or if there is no prospect that the debtor will be able to satisfy its creditors in the (near) future. That the debtor must be able to satisfy its creditors does not mean that they must be paid in full. It suffices if creditors can be satisfied to some extent (for example, by receiving a percentage of their claims within the framework of a composition). Other than in the case of the ordering by a competent court of a statutory stay of execution of up to two months (extendable by another period of up to two months) imposed by court order, a suspension of payments will only affect unsecured, non-preferential creditors. During such stay of execution, a secured creditor may not, without the court’s consent (i) claim the asset subject to the security right if it is under the control of (in de macht van) the debtor subject to a suspension of payments or (ii) seek recourse against the asset.

Bankruptcy

Under Dutch law, a debtor can be declared bankrupt when it has ceased to pay its debts. Bankruptcy can be requested by a creditor of the debtor or the holder of a security interest over a claim from such creditor, when there is at least one other creditor. At least one of the claims (of the creditor requesting bankruptcy or the other creditor) needs to be due and payable. Bankruptcy can also be declared in certain circumstances when a debtor is subject to a suspension of payments. The debtor can also request the application of bankruptcy proceedings itself, provided it has obtained prior approval of its general meeting to file an application for its own bankruptcy. The articles of association of the debtor can preclude the necessity of such general meeting approval. Furthermore, the Public Prosecution Service (het Openbaar Ministerie) can request the application of bankruptcy proceedings for reasons of public interest (openbaar belang). In Dutch bankruptcy proceedings, the general principle is the so-called paritas creditorum (principal of equal treatment), which means that a debtor’s assets are generally liquidated and the proceeds distributed to the debtor’s creditors according to the relative priority of those creditors’ claims and, to the extent certain creditors’ claims have equal priority, in proportion to the amount of such claims.

Certain parties, such as secured creditors, can benefit from special rights. Secured creditors, such as pledgees and mortgagees, may enforce their rights separately from bankruptcy and do not have to contribute to the liquidation costs; however, enforcement of the security interest might be subject to the following: (i) a statutory stay of execution of up to two months (extendable by another period of up to two months) imposed by court order pursuant to Article 63a of the Dutch Bankruptcy Act (which may be a total period of eight months if the similar statutory stay of execution under Article 241a of the Dutch Bankruptcy Act (referred to above) is first applied during suspension of payments), which has the same effects as set forth above for stays of execution in suspensions of payment; (ii) a receiver in bankruptcy (curator) can force a secured party to foreclose its security interest within a reasonable time (as determined by the receiver in bankruptcy pursuant to Article 58(1) of the Dutch Bankruptcy Act), failing which the receiver in bankruptcy will be entitled to sell the relevant rights or assets and distribute the proceeds to the secured party after a deduction of liquidation costs; and (iii) excess proceeds of enforcement must be returned to the company’s receiver in bankruptcy and may not be offset against an unsecured claim of the company’s secured creditor.

A suspension of payments and bankruptcy proceedings against Dutch debtors would allow secured creditors (and in the case of suspension of payments also preferential creditors having a right of pledge or mortgage (including tax and social security authorities)) to satisfy their claims by proceeding against the assets (that secure their claims) as if there were no bankruptcy or suspension of payments. However, a statutory stay of execution as described above may be ordered by the competent court both in a suspension of payments and bankruptcy, which may impact the enforcement of the security rights by these secured creditors. Furthermore, certain preferred creditors have a preference by virtue of law. Unlike secured creditors, preferred creditors are not entitled to foreclose on assets of the bankrupt debtor. They do, however, have priority in the distribution of the proceeds of the bankrupt debtor’s assets in relation to unsecured and non-preferential creditors. However, restrictions on the enforcement of security interests may apply. For instance, higher ranking rights must be respected. These may include secured creditors and tax and social security authorities. A statutory stay of execution of security rights and other rights, as described above, may be imposed. Furthermore, a receiver in bankruptcy can force a secured creditor to enforce its security right within a reasonable period of time, failing which the receiver in bankruptcy will be entitled to sell the secured assets, if any, and the secured creditor will have a preferred claim in respect of the proceeds. Enforcement by the receiver means that the secured creditor will have to share in the bankruptcy costs, which may be significant. Excess proceeds of any enforcement must be returned to the bankrupt estate; they may not be set off against an unsecured claim of the secured creditor. Such set-off may be allowed prior to the bankruptcy, although at that time it may be subject to clawback in the case of fraudulent conveyance or bad faith in obtaining the claim used for the set-off.

Any pending executions of judgments against the debtor will be suspended by operation of law when a suspension of payments is granted, and will terminate by operation of law when bankruptcy is declared. In addition, all attachments on the debtor’s assets will cease to have effect upon the suspension of payments having become definitive, a composition having been ratified by the court or the declaration of bankruptcy (as the case may be) subject to the ability of the court to set an earlier date for such termination. Litigation pending on the date of the bankruptcy order is automatically stayed. Both a suspension of payments and bankruptcy have retroactive effect from 00.00 hours of the day on which the suspension of payments or the bankruptcy of the relevant Dutch company is declared.

Both in a definitive suspension of payments and bankruptcy, a composition (akkoord) may be offered to creditors. A composition will be binding for all unsecured and non-preferential creditors if it is: (i) approved by a simple majority (gewone meerderheid) of the number of creditors represented at the creditors’ meeting, representing at least 50% of the amount of the claims that are acknowledged and conditionally admitted; and (ii) subsequently ratified (gehomologeerd) by the court. Consequently, Dutch insolvency law could preclude or inhibit the ability of the holders of the New Notes to effect a restructuring and could reduce the recovery of a holder of New Notes in a Dutch suspension of payments proceeding or bankruptcy. Interest accruing after the date on which a suspension of payments or bankruptcy is granted cannot be claimed in a composition.

All unsecured, pre-bankruptcy claims will have to be verified in the insolvency proceedings in order to be entitled to vote and, in a bankruptcy liquidation, entitled to distributions. If the bankruptcy has ended with a composition, a claim that has not been submitted for verification within the deadline set therefore can no longer be enforced. Any remaining funds will be distributed to the company’s shareholders. “Verification” under Dutch law means, in the case of a suspension of payments, that the treatment of a disputed claim for voting purposes is determined and, in the case of a bankruptcy, the unsecured, pre-bankruptcy claims are submitted to the receiver in bankruptcy for verification, and the receiver in bankruptcy then makes a determination as to the claim’s existence, ranking and value and whether and to what extent it should be admitted in the bankruptcy proceedings (for voting).

In case of bankruptcy, creditors who wish to dispute the receiver in bankruptcy’s verification of their claims will be referred to a claim validation proceeding (renvooiprocedure) in order to establish the amount and rank of the disputed claim, while in a suspension of payments the court will decide how a disputed claim will be treated for voting purposes. These procedures could cause holders of New Notes to recover less than the principal amount of their New Notes or less than they could recover in a U.S. liquidation proceeding. The renvooi proceedings could also cause payments to the holders of New Notes to be delayed. The claim of a creditor, other than a claim to the extent that it is secured by Dutch law security, may be limited depending on the date the claim becomes due and payable in accordance with its terms. Claims that fall due more than one year after the date of the bankruptcy, will be valued for distribution purposes as of the date the bankruptcy was declared. Claims that become payable within one year after the bankruptcy was declared will be considered payable from the day the bankruptcy was declared. Interest on claims accruing after the bankruptcy order date cannot be admitted unless secured by a pledge or mortgage, in which case interest will be admitted pro memoria, such as in case of interest accruing on the New Notes. To the extent that interest is not covered by the proceeds of the security, the creditor may not derive any rights from the admission. No interest is payable in respect of unsecured claims as of the date of a bankruptcy.

The Dutch Scheme

On 1 January 2021, the Dutch Act on Confirmation of Extrajudicial Restructuring Plans (Wet homologatie onderhands akkoord (“CERP”)) for the implementation of a composition outside bankruptcy or suspension of payments proceedings entered into force. Under the CERP, a proceeding is available to restructure debts of companies in financial distress outside insolvency proceedings (the “Dutch Scheme”). Either (i) a debtor or (ii) any of its creditors, shareholders or employee representatives (by way of requesting a court-appointed restructuring expert) may take the initiative for a Dutch Scheme. The debtor does not require shareholder consent for such initiation. The CERP provides that a debtor or a court-appointed restructuring expert may offer creditors (including secured creditors) and shareholders whose rights are being changed, or any number of them, a composition plan. Upon mutual consent by all creditors or shareholders to whom the plan was offered, or in case of consent of at least one class of creditors which is deemed to be in-the-money, upon confirmation by the court, such plan is binding on the creditors and shareholders to which it has been offered and changes their rights. A composition plan under the CERP can also extend to claims against group companies of the debtor on the account of guarantees for the debtor’s obligations, if inter alia (i) the relevant group companies are reasonably expected to be unable to continue to pay their debts as they fall due and (ii) the Dutch courts would have jurisdiction if the relevant group company would offer its creditors and shareholders a composition plan under the CERP. Jurisdiction of the Dutch courts under the CERP may extend to entities incorporated or residing outside the Netherlands on the basis that there is a connection with the jurisdiction of the Netherlands.

Under the CERP, voting on a composition plan is done in classes. Approval by a class requires a decision adopted with a majority of two-third of the claims of that class that have voted on the plan or, in the case of a class of shareholders, two-thirds of the shares of that class that have voted on the plan. The CERP provides for the possibility for a composition plan to be binding on a non-consenting class (cross-class cram down). Under the CERP, the court will confirm a composition plan if at least one class of creditors (other than a class of shareholders) that can be expected to receive a distribution in case of a bankruptcy of the debtor approves the plan, unless there is a ground for refusal. The court can, inter alia, refuse confirmation of a composition plan on the basis of (i) a request by an affected creditor of a consenting class if the value of the distribution that such creditor receives under the plan is lower than the distribution it can be expected to receive in case of a bankruptcy of the debtor or (ii) a request of an affected creditor of a non-consenting class, if the plan provides for a distribution of value that deviates from the statutory or contractual ranking and priority to the detriment of that class. There is one mandatory refusal ground specifically applicable to secured financial creditors. If the composition plan entails a debt-for-equity swap to which such creditors do not want to ascribe, and these creditors do not have the right to opt for a different kind of distribution, the court will refuse confirmation of such plan on the request of such creditors.

Under the CERP, the court may grant a stay on enforcement of a maximum of 4 months, with a possible extension of 4 months. During such period, inter alia, all enforcement action against the assets of (or in the possession of) the debtor is suspended, including action to enforce security over the assets of the debtor. Accordingly, during such stay a pledgee of claims may not collect nor notify the debtors of such pledged claims of its rights of pledge.

Claims of creditors against the Dutch Guarantor can be compromised as a result of a composition plan adopted and confirmed in accordance with the CERP. A composition plan under the CERP can extend to claims against entities that are not incorporated under Dutch law and/or are residing outside the Netherlands as long as those entities have a sufficient connection with the jurisdiction of the Netherlands. Accordingly, the CERP can affect the rights of the New Trustee, the Notes Collateral Agent and/or the holders of the New Notes under any indenture governing the New Notes and therefore the New Notes.

Fraudulent Conveyance

Dutch law contains specific provisions dealing with fraudulent conveyance both in and outside bankruptcy: the actio pauliana provisions. Under Dutch law, any creditor of the Dutch Guarantor (outside bankruptcy) or its administrator or receiver (in bankruptcy) may nullify any transaction or legal act entered into by a Dutch Guarantor in connection with the New Notes, under certain circumstances, if (i) the transaction or legal act entered into by the Dutch Guarantor in connection with the New Notes (including the granting of a guarantee or any security) was conducted without a prior existing legal obligation to do so (onverplicht); (ii) the creditor(s) concerned or, in the case of its or their bankruptcy, any creditor was prejudiced as a consequence of such transactions or legal act (irrespective of whether a creditor’s claim arose prior to or after such transactions); and (iii) at the time of the transaction or legal act entered into in connection with the New Notes was conducted (including the granting of a guarantee or any security), the Dutch Guarantor and, unless the transactions were conducted for no consideration (om niet), the counterparty knew or should have known that one or more of the entities’ creditors (existing or future) would be prejudiced (actio pauliana).

A receiver in bankruptcy may nullify a transaction on behalf of and for the benefit of the joint insolvent debtor’s creditors, and the burden of proof of the above-mentioned elements of fraudulent conveyance in principle rests on the receiver in bankruptcy. Knowledge of prejudice is, however, presumed by law for certain transactions performed within a “suspect period” of one year prior to an adjudication of bankruptcy. This is applicable for certain transactions only, the most important application being in cases where the obligations of the bankrupt materially exceed those of the other party, the satisfaction of existing obligations of the bankrupt that are not yet due, and acts between the bankrupt and its counterparty when the shares in both are held (indirectly) by the same shareholder or if the bankrupt and its counterparty are part of the same group of companies. The foregoing requirements for invoking fraudulent transfer provisions outside a bankruptcy apply mutatis mutandis when invoking fraudulent transfer provisions during a bankruptcy. In addition, the receiver in bankruptcy may challenge a transaction if it was conducted on the basis of a prior existing legal obligation to do so (verplichte rechtshandeling), if (i) the transaction was conducted at a time when the counterparty knew that a request for bankruptcy had been filed or (ii) if such transaction was conducted as a result of deliberation between the debtor and the counterparty in order to give preference to the counterparty over the debtor’s other creditors. Consequently, the validity of any such transactions conducted by a Dutch legal entity may be challenged and it is possible that such a challenge would be successful.

Further Limitations on Enforcement

If the Dutch Guarantor enters into a transaction (such as the granting of a guarantee or security interest, including a right in rem), the validity and enforceability of the relevant transaction may be contested by the Dutch Guarantor or its administrator in a suspension of payments or its receiver in bankruptcy, if both (i) the obligations of the company under that transaction do not fall within the scope of the objects clause as set out in the company’s articles of association (doeloverschrijding) and (ii) the other party to the transaction knew or should have known this without independent investigation. In determining whether the granting of a guarantee or the giving of security is in furtherance of the objects and purposes of the relevant Dutch company, a Dutch court would not only consider the text of the objects clause in the articles of association of the company but also all relevant circumstances, including whether the transaction is in the company’s corporate interests (vennootschappelijk belang), whether the company derives certain commercial benefits from the transaction in respect of which the guarantee or security interest was granted and any indirect benefit derived by the relevant Dutch company as a consequence of the interdependence of it with the group of companies to which it belongs and whether or not the subsistence of the relevant Dutch company is jeopardized by conducting such transaction. The mere fact that a certain legal act (rechtshandeling) is explicitly mentioned in the objects clause in the articles of association of the company may not be conclusive evidence to state that such legal act is in its corporate interest.

The enforceability of the obligations of the Dutch Guarantor may also be limited under the 1977 Sanction Act Sanctiewet 1977) or otherwise by international sanctions.

Furthermore, under Dutch law, the obligations of the Dutch Guarantor may be affected by (i) the standards of reasonableness and fairness (maatstaven van redelijkheid en billijkheid); (ii) force majeure (niet toerekenbare tekortkoming) and unforeseen circumstances (onvoorziene omstandigheden); and (iii) the other general defenses available to debtors under Dutch law in respect of the validity, binding effect and enforceability of the New Notes. Other general defenses include claims that a security interest should be voided because it was entered into through undue influence (misbruik van omstandigheden), fraud (bedrog), duress (bedreiging) or error (dwaling). Other impeding factors include suspension of performance (opschorting), dissolution of contract (ontbinding) and set off (verrekening). Furthermore, the courts of the Netherlands may change the effects of a contractual obligation on the basis of abuse of authority (misbruik van bevoegdheid). Moreover, enforcement of guarantees or security interests may be capable of being rescinded (vernietigd) as a result of lack of consensus ad idem (wilsgebreken) and the legal consequences thereof.

Enforceability of Foreign Judgments

In the absence of an applicable treaty between the United States of America and the Netherlands, a judgment against the Dutch Guarantor (or any of their directors) rendered by a United States court will not directly be enforceable in the courts of the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the claim must be relitigated on the merits before a competent Dutch court and the judgment rendered by the non-Dutch court must be submitted in the course of such proceedings, in which case the Dutch court will have to decide whether and to what extent, given the circumstances of the case, it will recognize the foreign judgment. The relevant Dutch court has discretion to attach such weight to a judgment of a court in the United States as it deems appropriate. A Dutch court will, under current practice and based on case law, generally grant the same judgment without substantive re-examination or relitigation of the merits of the subject matters thereof if (i) the Dutch court has accepted jurisdiction on the basis of an internationally recognized ground to accept jurisdiction, (ii) the proceedings before such court have complied with the principles of proper procedure (behoorlijke rechtspleging), (iii) such judgment is not contrary to the public policy (openbare orde) of the Netherlands and (iv) that the foreign judgment is not incompatible with a judgment of a Dutch court given between the same parties, or with an earlier judgment of a foreign court given between the same parties in a dispute involving the same cause of action and subject matter, provided that such earlier judgment qualifies for recognition in the Netherlands.

Moreover, a Dutch court may reduce the amount of damages granted by a court in the United States and recognize damages only to the extent that they are necessary to compensate actual losses or damages. The enforcement and recognition of judgments of courts in the United States in The Netherlands are subject to the Dutch rules of civil procedure.

Parallel Debt

Under Dutch law, security rights (zekerheden) cannot be validly created in favor of a person who is not the creditor of the claim for which the security right is vested. With a view to this, Dutch law security is based on parallel debt, inserted with the intention to create valid security rights for the benefit of the Notes Collateral Agent in its own right. There is no statutory law or case law available in respect of parallel debts in the Netherlands or for security rights provided therefor, except for one lower court case which implicitly accepted the parallel debt. Parallel debt obligations are not held on trust by the Notes Collateral Agent and consequently shall in case of an insolvency of the Notes Collateral Agent not be separated from the Notes Collateral Agent’s estate. The Notes Secured Parties therefore incur a credit risk on the Notes Collateral Agent, which could lead to losses under the Notes.

Switzerland

Certain guarantors and security providers are incorporated under the laws of Switzerland (each, a “Swiss Guarantor”). Certain guarantees or securities interests granted by the Swiss Guarantors are, based on a choice of law, subject to the laws of the state of New York. Should a Swiss court accept jurisdiction in proceedings on the merits, a Swiss court will generally recognize such choice of law. The scope of such choice of law is, usually, limited to the rules of the substantive law chosen by the parties; as to procedural matters, a Swiss court will apply Swiss procedural law. Due to the different nature of Swiss procedural law and the procedural law in common law jurisdictions (such as the United States and the United Kingdom) classification and delimitation issues between substantive and procedural law could occur. To establish the non-Swiss substantive law applicable to the merits, a Swiss court may, in pecuniary matters, request the parties to establish the non-Swiss substantive law; Swiss law will be applied if the content of the foreign substantive law cannot be established. While a Swiss court will generally accept a choice of substantive law, restrictively applied exceptions exist: Swiss courts may diverge from the chosen substantive law if such chosen law would lead to a result contrary to Swiss public policy, if the purpose of mandatory rules of Swiss law require, by their special aim, immediate application, or if the purpose of mandatory rules of another law, to which the dispute is closely connected, are considered legitimate under Swiss legal concepts and, upon weighing the interests of the parties involved, the clearly predominant interest(s) of one party so require.

Foreign bankruptcy decrees and foreign decrees regarding composition agreements or similar proceedings may be recognized in Switzerland only if (i) the decree is enforceable in the country where it was issued, (ii) its recognition is, inter alia, not against Swiss public policy, and (iii) it was either issued in the country of the debtor’ domicile or in the country where the debtor has its center of main interest, provided that the debtor was not domiciled in Switzerland at the time the foreign proceedings were initiated.

Certain Insolvency Law Considerations

In case of an insolvency event with respect to a Swiss Guarantor, insolvency proceedings may be initiated in Switzerland. The insolvency laws of Switzerland may not be as favorable to creditors as the laws of the United States or other jurisdictions. The following is a brief description of certain aspects of the insolvency laws in Switzerland. In the event that a Swiss Guarantor experiences financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings.

Under Swiss insolvency laws, there is no group insolvency concept, which means there is no consolidation of the assets and liabilities of a group of companies in the event of insolvency. In case of a group of companies, each entity has, from a Swiss insolvency law point of view, to be dealt with separately. As a consequence, there is, in particular, no pooling of claims among the respective entities of a group, but rather claims of and vis-à-vis each entity have to be dealt with separately.

Pursuant to Swiss insolvency laws, your ability to receive payment under the New Notes may be more limited than would be the case under U.S. or any other non-Swiss bankruptcy laws. Under Swiss law, the following types of proceedings (altogether referred to as insolvency proceedings) may be opened against an entity having its registered office or assets in Switzerland.

In the event of a Swiss entity’s insolvency, the respective insolvency proceedings would be governed by Swiss law as a result of such Swiss entity’s offices being registered in the competent commercial register in Switzerland. In addition, Swiss debt enforcement and insolvency laws may be applicable in case of an enforcement of security interests over assets of a foreign entity located in Switzerland. The enforcement of claims and questions relating to insolvency and bankruptcy in general are dealt with by the Swiss Federal Act on Debt Enforcement and Bankruptcy, as amended from time to time. Under these rules, claims that are pursued against a Swiss entity can lead to the opening of bankruptcy (Konkurs) and, hence, a general liquidation of all assets, even if located outside Switzerland, and liabilities of the debtor.

However, with regard to assets located outside Switzerland, a Swiss bankruptcy decree is enforceable only if it is recognized at the place where such assets are located. If bankruptcy has not been declared, creditors secured by a pledge must follow a special enforcement proceeding limited to the liquidation of the collateral (Betreibung auf Pfandverwertung) unless the parties have agreed on a private liquidation. However, if bankruptcy is declared while such a special enforcement proceeding is pending, the proceeding ceases and the creditor participates in the bankruptcy proceedings with the other creditors and a private liquidation is no longer permitted.

As a rule, the opening of bankruptcy by the competent court needs to be preceded by a prior debt enforcement procedure which involves, inter alia, the issuance of a payment summons by local debt enforcement authorities (Betreibungsamt). However, the competent court may also declare a debtor bankrupt without such prior proceedings if the following requirements are met: (i) at the request of the debtor, if the debtor’s board of directors or the auditors of the company (in case of failure of the board of directors) declare that the debtor is overindebted (überschuldet) within the meaning of art. 725b (3) and art. 820 of the Swiss Code of Obligations or if it declares to be insolvent (zahlungsunfähig), and (ii) at the request of a creditor, if the debtor commits certain acts to the detriment of its creditors or ceases to make payments (Zahlungseinstellung) or if certain events happen during composition proceedings. The bankruptcy proceedings are carried out and the bankrupt estate is managed by the receiver in bankruptcy (Konkursverwaltung) which will draw up an inventory of the assets and, further to a creditors’ call for the filing of claims, establish a schedule of claims (Kollokationsplan).

All assets of the debtors at the time of the declaration of bankruptcy and all assets acquired or received subsequently form the bankrupt estate which, after deduction of costs and certain other expenses, are used to satisfy the creditors. However, in respect of assets located abroad, the Swiss authorities do not have jurisdiction to collect such assets for the purpose of including them in the Swiss bankruptcy estate of the debtor. It is therefore the foreign law applicable at the place where the assets are located abroad, or treaties between Switzerland and the state in which such assets are located, that will determine whether and to what extent the foreign authorities can assist in the collection of these assets. Assets of the bankrupt estate over which a pledge was created in favor of a creditor before the declaration of bankruptcy are included in the bankrupt estate. The pledgee is under an obligation to remit the pledged assets to the bankrupt estate. The assets are liquidated by the receiver in bankruptcy in the same manner as the other assets of the bankrupt estate, but the creditor secured by the pledge retains its privilege to be satisfied from the proceeds of the liquidation of the assets pledged to it with priority over the unsecured creditors. Final distribution of non-secured claims is based on a ranking of creditors in three classes. The first and the second class, which are privileged, comprise claims under employment contracts, social plans, accident insurance, pension plans and family law. Certain privileges can also be claimed by the government and its subdivisions as well as social health insurers based on specific provisions of federal law. All other creditors are treated equally in the third class. A secured party participates in the third class to the extent its claim is not covered by its collateral.

If the enforcement proceeds are not sufficient to fully satisfy the secured claims, the remainder of the claims rank equally with all other unsecured and (provided it is not a privileged claim) non-prioritized claims. If several pledges secure the same claim, the amount realized is applied proportionally to the claim.

Any creditor wishing to contest the schedule of claims because its claim has been entirely or partially rejected by the receiver in bankruptcy or not allocated in the rank requested must bring an action against the bankrupt estate before the competent court. If any creditor wishes to contest the admission of another creditor to the schedule of claims or the allocated rank, it must bring an action against such creditor. Such court proceedings could cause holders of the New Notes to recover less than the principal amount of their New Notes or less than they could recover in a liquidation under U.S. bankruptcy law. Such proceedings could also cause payment to holders of the New Notes to be delayed compared to holders of undisputed claims.

Claims assigned for security purposes by a Swiss entity that came into existence prior to the opening of bankruptcy can be enforced by the assignee outside Swiss bankruptcy proceedings, subject to potential avoidance actions. According to the current jurisprudence of the Swiss Federal Supreme Court, assigned claims that come into existence after the opening of bankruptcy over a Swiss entity or similar insolvency proceedings that lead to the loss of the capacity of the relevant assignor to dispose of such rights or claims may generally not be enforceable by the secured creditor.

Upon the opening of formal bankruptcy proceedings (Konkurseröffnung), the right to administer and dispose over the business and the assets of the debtor passes to the insolvency office (Konkursamt). The insolvency office has full administrative and disposal authority over the debtor’s estate (Konkursmasse), provided that certain acts require the approval of the insolvency court. The creditors’ meeting may appoint a private insolvency administration (private Konkursverwaltung) and, in addition, a creditors’ committee (Gläubigerausschuss). In such case, the private insolvency administration will be competent to maintain and liquidate the debtor’s estate. The creditors’ committee has additional competences.

Insolvency results in the acceleration of all claims against a debtor (secured or unsecured), except for those secured by a mortgage on the debtor’s real property, and the relevant claims become due upon the opening of formal bankruptcy proceedings (Konkurseröffnung). As a result of such acceleration, a creditor’s bankruptcy claim consists of the principal amount of the debt, interest accrued thereon until the date of insolvency, and (limited) costs of enforcement. Upon insolvency, interest ceases to accrue. Only claims secured by a pledge enjoy a preferential treatment insofar as interest that would have accrued until the collateral is realized will be honored if and to such extent as the proceeds of the collateral suffice to cover such interests.

All creditors, whether secured or unsecured (unless they have a segregation right (Aussonderungsrecht)), wishing to assert claims against the debtor need to participate in the insolvency proceedings. Swiss insolvency proceedings are collective proceedings and creditors may generally no longer pursue their individual claims separately, but can instead only enforce them in compliance with the restrictions of Swiss insolvency laws. Therefore, secured creditors are generally not entitled to enforce any security interest outside of insolvency proceedings. In an insolvency proceeding, however, secured creditors have certain preferential rights (Vorzugsrechte). Generally, entitlement to realize such security is vested with the insolvency administration. Realization proceedings are governed by Swiss insolvency laws which provide for a public auction, or, subject to certain conditions, a private sale. Proceeds from enforcement are used to cover (i) enforcement costs, (ii) the claims of the secured creditors and (iii) any excess proceeds will be used to satisfy unsecured creditors.

Typically, liabilities resulting from acts of the insolvency administrator after commencement of formal insolvency proceedings constitute liabilities of the debtor’s estate (Masseverbindlichkeiten). Thereafter, all other claims (insolvency claims—Konkursforderungen), in particular claims of unsecured creditors, will be satisfied pursuant to the distribution provisions of Swiss insolvency laws, which provide for certain privileged classes of creditors, as set out above. All other creditors will be satisfied on a pro rata basis if and to the extent there are funds remaining in the debtor’s estate (Konkursmasse) after the liabilities of the debtor’s estate as well as the security interests and privileged claims have been settled and paid in full.

Swiss insolvency laws also provide for reorganization procedures by composition with the debtor’s creditors. Reorganization is initiated by a request with the competent court for a temporary moratorium (Nachlassstundung) pending negotiation of the composition agreement with the creditors and confirmation of such agreement by the competent court. A distinction is made between a composition agreement providing for the assignment of assets (Nachlassvertrag mit Vermögensabtretung) which leads to a liquidation and in many instances has analogous effects as a bankruptcy, and a dividend composition (Dividenden-Vergleich) providing for the payment of a certain percentage on the creditors’ claims and the continuation of the debtor. Further, there is the possibility of a composition in the form of a mere payment term extension (Stundungsvergleich). During a moratorium, debt collection proceedings cannot be initiated and pending proceedings are stayed. An assignment of claims for security purposes entered into by a Swiss entity prior to the granting of a moratorium is ineffective if the assigned claims come into existence only after the granting of a moratorium. Furthermore, the debtor’s power to dispose of its assets and to manage its affairs is restricted. In case of a pledge, the secured party is not entitled to proceed with a private liquidation until the confirmation of the settlement by the competent court. A secured creditor participates in the settlement only for the amount of its claim not covered by the collateral. The moratorium does not affect the agreed due dates of debts (contrary to bankruptcy, in which case all debts become immediately due upon adjudication). The moratorium aims at facilitating the conclusion of one of the above composition agreements. Any composition agreement needs to be approved by the creditors and confirmed by the competent court. With the judicial confirmation, the composition agreement becomes binding on all creditors, whereby secured claims are only subject to the composition agreement to the extent that the collateral proves to be insufficient to cover the secured claims.

Avoidance Actions

Under Swiss insolvency laws, the receiver in bankruptcy or other creditors may challenge certain arrangements or dispositions made during certain time periods preceding the opening of bankruptcy proceedings or the grant of a moratorium (so-called “avoidance actions”). The avoidance may relate to transactions where: (i) an over-indebted company repays debt which has not yet fallen due, settles a debt by unusual means of payment, or grants collateral for previously unsecured liabilities, in each case within one year prior to the opening of bankruptcy proceedings or the confirmation of a composition agreement providing for the assignment of assets (Nachlassvertrag mit Vermögensabtretung); (ii) a debtor disposes of assets without consideration or for an inadequate consideration, within one year prior to the opening of bankruptcy proceedings or the confirmation of a composition agreement providing for the assignment of assets (Nachlassvertrag mit Vermögensabtretung); or (iii) the debtor carries out a transaction within five years prior the opening of bankruptcy proceedings or the confirmation of a composition agreement providing for the assignment of assets (Nachlassvertrag mit Vermögensabtretung), with the intent to disadvantage its creditors or to prefer certain of its creditors to the detriment of other creditors and if the privileged creditor knew or should have known of such intent. Under certain circumstances, these time periods may be suspended. In case of successful avoidance, the relevant creditors are under an obligation to repay the amounts received. The above principle of avoidance may apply also to the guarantees and/or security interests granted by a Swiss Guarantor.

In case of avoidance of a guarantee or security interest granted by a Swiss Guarantor, any amounts obtained by holders of the New Notes under a guarantee or security interest that is avoided would have to be repaid by the holders of the New Notes. The holders of the New Notes who have restituted the avoided amount paid to them regain their original claim against the relevant Swiss Guarantor and are entitled to list their claim in the schedule of claims in their respective rank and priority. The Swiss principles on avoidance may therefore limit the ability of the holders of the New Notes to recover payments due on the guarantees or security interests.

Certain Swiss Limitations on Swiss Guarantees and Security Interests Granted by Swiss Guarantors

The validity or enforceability of guarantees and security interests granted by a Swiss Guarantor may be limited by applicable bankruptcy, insolvency, re-organization, corporate, tax, contract or similar laws, regulations or defenses affecting creditors and secured parties in general (including provisions relating to fraudulent transfer, voidable preference, corporate purpose, financial assistance, capital maintenance and solvency) or laws or principles of general application (including the abuse of rights (Rechtsmissbrauch) and the principle of good faith (Grundsatz von Treu und Glauben)) and public policy.

The incurrence by a Swiss Guarantor of any liabilities in respect of obligations of its direct or indirect shareholder(s) (“up-stream”) or of related persons or entities of its shareholder(s) (“cross-stream”) other than any direct or indirect wholly-owned subsidiaries of the Swiss Guarantor is subject to certain Swiss corporate law rules that may significantly impact the value of the guarantee or the security interest granted by a Swiss Guarantor. In particular, up-stream and cross-stream guarantees and security interest must be within the corporate purpose and scope, as set forth in the articles of association of a Swiss Guarantor. In addition, the enforcement of the guarantee or security interest provided by the Swiss Guarantor may be treated as a deemed dividend distribution to shareholders.

The liabilities of a Swiss Guarantor under any up-stream or cross-stream guarantee and security interest are at any time (to the extent that such is a requirement of applicable Swiss law in force at the relevant time) limited to a sum equal to the maximum amount of a Swiss Guarantor’s freely disposable equity capital at the relevant time, provided that such limitations shall not free a Swiss Guarantor from payment obligations in excess of its freely disposable equity, but merely postpone the payment date of those obligations until such time as payment is permitted notwithstanding such limitations. Such freely disposable equity capital will be determined on the basis of a stand-alone audited balance sheet of a Swiss Guarantor in accordance with Swiss law and Swiss accounting principles. The freely disposable equity capital of a Swiss Guarantor may be reduced by (1) the aggregate amount of the intercompany loans, if any, granted by a Swiss Guarantor to any affiliates or related parties (other than its direct or indirect wholly-owned subsidiaries), and (2) certain other adjustments. The payment under any guarantee or security interest granted by a Swiss Guarantor and the application of enforcement proceeds derived from security granted by a Swiss Guarantor against the secured obligations may require certain prior corporate formalities to be completed including, but not limited to, obtaining an audit report, shareholders’ resolutions and board resolutions. There can be no assurance that a Swiss Guarantor will have any or sufficient freely disposable equity capital available at the relevant time to satisfy the obligations under a guarantee or security interest granted by it or other obligations (if any) assumed towards the holders of the New Notes or to use the enforcement proceeds of the security granted by a Swiss Guarantor.

Payments under a guarantee or security interest granted by a Swiss Guarantor and/or enforcement of security interests provided by a Swiss Guarantor may be subject to Swiss withholding tax (of up to 35% at current rates, subject to the applicable double-taxation treaties and/or the discharging of the liability to such tax by notification rather than payment of the tax) to the extent that the payment or enforcement of security interest qualifies as a deemed dividend distribution by a respective Swiss Guarantor to the Company or any other related party.

For the above reasons, it is market practice for, inter alia, indentures, guarantees and security agreements to contain so-called “limitation language” in relation to the respective Swiss Guarantor. Pursuant to such limitation language, the enforcement of guarantees and security interests granted by a Swiss Guarantor will be limited, reflecting the requirement that payments under any such guarantees or, as the case may be, the use of proceeds from the enforcement of security interests may not cause a Swiss Guarantor to incur a liability which would exceed its freely disposable equity capital at the time of the enforcement of the guarantee or, as the case may be, any security interest. These limitations apply in relation to any guarantees and security interests granted by a Swiss Guarantor securing the performance of any obligations of any (direct or indirect) shareholder and/or any sister company of a Swiss Guarantor granting such guarantees and/or security. For the time being, there is only a very limited number of court rulings regarding the limitations discussed in this section. We can provide no assurances that future court rulings will not further restrict the enforceability, or deny the validity, of guarantees and security interests. Such rulings would negatively affect the ability to enforce the guarantees and security interests granted by a Swiss Guarantor or a Swiss security provider.

Parallel Debt

Under Swiss law, certain “accessory” security interests such as pledges (Pfandrechte) require that the pledgee and the creditor be the same person. In order to permit the holders of New Notes from time to time to have a secured claim the security documents provide for the creation of an independent right of performance of the Notes Collateral Agent by way of an abstract acknowledgement of debt. Pursuant to such parallel debt structure, the Notes Collateral Agent becomes the holder of a claim equal to each amount payable by an obligor under the New Notes. The pledges governed by Swiss law will directly secure the parallel debt. There is no assurance that such a structure will be effective before the Swiss courts as there is no judicial or other guidance as to its efficacy, and therefore the ability of the Notes Collateral Agent to enforce the Collateral may be restricted.

ENFORCEABILITY OF CIVIL LIABILITIES

Netherlands

There is no treaty regarding the reciprocal recognition and enforcement of judicial decisions (other than arbitration awards) in civil and commercial matters between the United States and the Netherlands. Therefore, an executable judgment rendered by any competent court in the United States, would not automatically be enforceable in the Netherlands. In order to obtain a judgment that can be enforced in the Netherlands against a Dutch company, the dispute must be re-litigated before a competent Dutch court, which will have discretion to attach such weight to the judgment of any court in the United States as it deems appropriate. However, a final judgment obtained from a competent court in the United States, and not rendered by default, which is not subject to appeal or other means of contestation and is enforceable in the United States with respect to the payment of obligations of a Dutch company under the documents expressed to be subject to the laws of the State of New York (such as, inter alia, the New Notes, the First-Out Notes Indenture, the Second-Out Notes Indenture and the related guarantees) or any other state of the United States would generally be upheld and be regarded by a Dutch court as conclusive evidence when asked to render a judgment in accordance with that judgment by a competent court in the United States, without substantive re-examination or relitigation of the merits of the subject matter thereof, if (i) that judgment has been rendered by a court of competent jurisdiction, in accordance with the principles of due justice, its contents and enforcement do not conflict with Dutch public policy (openbare orde) and it has not been rendered in proceedings of a criminal law or revenue or other public law nature, (ii) the jurisdiction of the competent court has been based on grounds that are internationally acceptable, (iii) the judgment was rendered legal proceedings that comply with the standards of the proper administration of justice that includes sufficient safeguards (behoorlijke rechtspleging) and (iv) the judgment is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgement in the Netherlands.

Any enforcement of foreign judgments in the Netherlands will be subject to the applicable rules of civil procedure in the Netherlands. A Dutch court has the authority to make an award in a foreign currency. However, enforcement against assets in the Netherlands of a judgment for a sum of money expressed in a foreign currency would be executed in the applicable currency in the Netherlands and the applicable rate of exchange prevailing at the date of payment.

A Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

Enforcement of obligations before a Dutch court will be subject to the degree to which the relevant obligations are enforceable under their governing law, to the nature of the remedies available in Dutch courts, the acceptance by such courts of jurisdiction, the effect of provisions imposing prescription periods and to the availability of defenses such as set off (unless validly waived) and counter-claim; specific performance may not always be awarded.

Switzerland

Judgments in civil or commercial matters of a non-Swiss court or authority will be recognized and enforced against an individual or a legal entity with legal domicile or seat in Switzerland pursuant to a bilateral or multilateral treaty or convention between the foreign country and Switzerland, e.g., the Lugano Convention on Jurisdiction and Enforcement of Judgments of October 30, 2007 (to which neither the United States nor any of its States is a party). In case no applicable treaty or convention exists, the rules of the Swiss Federal Act on Private International Law (“PILA”) apply.

Except for arbitral awards, there is currently no treaty or convention in effect pertaining to the recognition and enforcement of judgments in civil and commercial matters between the United States and Switzerland. Therefore, Articles 25-32 of PILA apply to the recognition and enforcement of a U.S. federal or state court judgment in Switzerland. In cases where a U.S. money judgment shall be enforced, the Swiss Federal Act on Debt Enforcement and Bankruptcy and the Swiss Code of Civil Procedure applies in addition to the PILA.

In instances where the PILA applies, and without limitation to the foregoing, a judgment rendered by a foreign court may only be enforced in Switzerland if (i) such foreign court had proper jurisdiction over the original proceedings from a Swiss perspective, (ii) such judgment has become final and non-appealable under foreign law or no ordinary appeal is available against such judgment, (iii) the defendant was duly served with process initiating the proceedings (if in Switzerland, through judicial aid granted by the Swiss authorities), unless the counterparty unconditionally consented to the original proceeding before the respective court, (iv) the original proceeding was not conducted in violation of material principles of Swiss civil procedure law, in particular the right to be heard and the opportunity to properly defend one’s case, (v) the matter resulting in the judgment of the foreign court is not the same (i.e., between the same parties and on the same subject matter) as a matter pending or decided before a Swiss court prior to the foreign court opening its proceedings, or a matter in which judgment has been first rendered by a foreign court that fulfils the prerequisites for recognition in Switzerland, (vi) the enforcement of the judgment by the foreign court would not be manifestly incompatible with Swiss public policy or law, and (vii) from a Swiss law perspective, such foreign procedure does not formally or functionally qualify as an insolvency or insolvency-related, administrative or criminal procedure.

Further, valid submission to the jurisdiction of a foreign court, in particular of a court in the United States, is established (i) if a provision of the PILA so provides or, in the absence of such provision, the defendant had his legal domicile in the country in which the decision was rendered; or (ii) if parties who, in a pecuniary dispute, entered into an agreement valid under PILA, submitted their dispute to the jurisdiction of the court or authority which rendered the judgment; or (iii) if the defendant, in a pecuniary dispute, proceeded on the merits without objecting to jurisdiction; or (iv) if, in the event of a counterclaim, the court or authority which rendered the decision had jurisdiction over the principal claim and there is a factual connection between the principal claim and the counterclaim. It is uncertain whether this practice extends to default judgments as well. Swiss courts may deny the recognition and enforcement of punitive damages or other awards.

Moreover, a Swiss court may reduce the amount of damages granted by a court in the United States and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of proceedings in Switzerland are governed by the provisions of the Swiss Civil Procedure Code. The judgment of a Swiss court or authority of first instance concerning recognition and enforcement of a foreign judgment, including a judgment of a court in the United States, is generally subject to appeal (on the cantonal level as well as on the federal level).

Subject to the foregoing, holders of the New Notes may be able to enforce in Switzerland judgments in civil and commercial matters obtained from U.S. federal or state courts; however, it cannot be assured that those judgments will be enforceable. It is doubtful whether a Swiss court would accept jurisdiction and impose civil liability if proceedings were commenced in Switzerland predicated solely upon U.S. federal or state securities laws. In addition, in an action brought in a Swiss court on the basis of U.S. federal or state/ securities laws, the Swiss courts may not have the requisite power to grant the remedies sought. Awards of punitive damages awarded in original actions outside Switzerland may also not be enforceable in Switzerland.

Swiss civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. In Switzerland, no such pre-trial discovery process exists, but the parties have very limited rights of precautionary taking of evidence in particular if one party shows credibly that the evidence is at risk or that it has a legitimate interest in such evidence. Instead, before Swiss courts, the parties present the evidence in their possession during the proceedings and may request the production of documents in the counterparty’s possession in the course of the proceedings. No statement can be made as to the time and efficiency of the recognition and enforcement in Switzerland of a foreign judgment considering that recognition and enforcement proceedings tend to be time consuming in Switzerland.

Under Swiss law, any amount denominated in a foreign currency which has to be enforced through Swiss debt collection authorities (schweizerische Zwangsvollstreckungsbehörden) has to be converted into Swiss francs.

Judicial documents may not be served directly from abroad, including from, amongst others, the United States, to a person in Switzerland (see Switzerland’s reservations to the Hague Convention on Service Abroad of Judicial or Extra-Judicial Documents in Civil and Commercial Matters concluded on November 15, 1965) and service needs to be effected by way of judicial assistance.